As filed with the Securities and Exchange Commission on April 18, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Dividend Capital Total Realty Trust Inc.

(Name of Subject Company (Issuer))

Dividend Capital Total Realty Trust Inc.

(Name of Filing Person (Offeror))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

25537M100

(CUSIP Number of Class of Securities)

Joshua J. Widoff, Esq.

Executive Vice President, Secretary and General Counsel

Dividend Capital Total Realty Trust Inc.

518 Seventeenth Street, 17th Floor

Denver, Colorado 80202

(303) 228-2200

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Robert H. Bergdolt, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$54,900,000.00(a)	$6291.54(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 9,150,000 shares in the offer, based upon a price per share of $6.00.

(b)	Calculated as $114.60 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6291.54	Filing Party: Dividend Capital Total Realty Trust Inc.
Form of Registration No.: Schedule TO	Date Filed: April 6, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer).

Introductory Statement

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 6, 2012 (together with any amendments and supplements thereto, the “Schedule TO”) by Dividend Capital Total Realty Trust Inc., a Maryland corporation (the “Company”). The Schedule TO relates to the offer by the Company to purchase for cash up to 9,150,000 shares of the Company’s issued and outstanding shares of common stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated April 6, 2012 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 9 and 11 in the Schedule TO, except those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Items 1 through 9 and 11.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby supplemented and amended as follows:

(1) The information under the section titled “Why does the Company recommend rejection of its own tender offer?” appearing on page 5 of the Offer to Purchase shall be replaced in its entirety with the following:

The board believes that both the MPF Offer price of $5.25 per Share and this Offer price of $6.00 per Share are less than the current and potential long-term value of the Shares, which belief is based on the board’s significant knowledge of the Company’s assets and, among other things, the following information provided by Company management:

(i) The MPF Offer price of $5.25 per Share divided by the Company’s 2011 company-defined funds from operations (“FFO”) per Share implies an FFO multiple less than 11x, and this Offer price of $6.00 per Share divided by the Company’s 2011 company-defined FFO per Share implies an FFO multiple less than 12.5x. The board of directors considered 35 traded REITs by industrial, office and retail property types and, by property type, their company-defined FFO multiples over the same 2011 annual period ranged from approximately 17x to 18x with a weighted average of 17.9x, indicating that the MPF Offer price and this Offer price are inadequate, with implied FFO multiples of less than 11x and 12.5x, respectively;

(ii) Based on the Company’s 2011 net operating income, the MPF Offer price of $5.25 per Share implies a capitalization rate of the real property portfolio of 8.0% and this Offer price of $6.00 per Share implies a capitalization rate of the real property portfolio of 7.5%. The board of directors considered private market capitalization rates published by industrial, office and retail property types and, by property type, their capitalization rates ranged from approximately 6.0% to 6.9% with an average of 6.4%, indicating that the MPF Offer price and this Offer price are inadequate, with implied capitalization rates of 8.0% of 7.5%, respectively.

Company management, however, did not provide an estimate of the value of the Company or the Shares. The board of directors believes that the comparative analyses described above are subject to limitations because of differences between the portfolio composition of the Company and the comparison subjects, differences in FFO formulations and valuation changes arising from the passage of time. However, the board of directors is comfortable that the margin for error is immaterial relative to the discrepancy between the current and potential long-term value of the Shares and the MPF Offer price and this Offer price, respectively.

We are making this Offer only to deter MPF and other potential bidders that may try to exploit the illiquidity of our Shares and acquire them from our Holders at prices substantially below their fair value, and in no way suggest that $6.00 per Share is the fair value of our Shares.

(2) The third sentence of the second paragraph under the section titled “What liquidity options are available other than this Offer and the MPF Offer?” appearing on pages 5-6 of the Offer to Purchase shall be replaced in its entirety with the following:

In connection with this proposed offering, the board would amend the share redemption program with the intention of providing increased liquidity to Holders, which increase would be subject to the success of the proposed offering as well as limitations under the share redemption program with respect to the volume of shares that may be redeemed in any quarter.

(3) The information under the section titled “Will the Company offer to purchase Shares in response to unsolicited tender offers in the future?” appearing on page 6 of the Offer to Purchase shall be replaced in its entirety with the following:

We have offered to purchase Shares in response to an unsolicited tender offer in the past, and may do so again in the future. On October 17, 2011, some of the MPF entities and certain of their affiliated entities commenced an unsolicited tender offer to purchase Shares at a price of $5.00 per Share, less the amount of any dividends declared or made with respect to the Shares on or between the date of such offer and the expiration date of such offer. In order to deter these bidders and other potential bidders that may try to exploit the illiquidity of our Shares and acquire them from our Holders at prices substantially below their fair value, we responded with an offer to purchase Shares at a price of $6.00 per Share without reduction for any dividends declared or made with respect to the Shares. We are making this Offer for the same reasons.

If the board of directors of the Company determines that it is advisable to do so, the Company may in the future make additional offers to purchase Shares from Holders in response to unsolicited tender offers. The board of directors of the Company may decide that such an offer is advisable for the same reasons as this Offer or for other unrelated reasons. However, there can be no assurance that any additional unsolicited tender offers will be made for Shares, or that the board of directors will decide that it is advisable for the Company to respond to any future unsolicited tender offers with its own offer to purchase Shares. Therefore, there can be no assurance that future offers will be made.

(4) The sixth bullet under the section titled “What are the most significant conditions to this Offer?” appearing on page 8 of the Offer to Purchase shall be replaced in its entirety with the following.

•	MPF shall not have extended, amended or terminated the MPF Offer in any manner;

(5) The third sentence of the twelfth paragraph of the section titled “Introduction” appearing on page 11 of the Offer to Purchase shall be replaced in its entirety with the following:

In connection with this proposed offering, the board would amend the share redemption program with the intention of providing increased liquidity to Holders, which increase would be subject to the success of the proposed offering as well as limitations under the share redemption program with respect to the volume of shares that may be redeemed in any quarter.

(6) The fourth main bullet under the section titled “12. Conditions of this Offer; Extension of the Tender Offer; Termination; Amendment.” appearing on page 27 of the Offer to Purchase shall be replaced in its entirety with the following:

•	MPF extends, amends or terminates the MPF Offer in any manner;

Item 10.    Financial Statements.

Not applicable.

Item 12.    Exhibits

See Exhibit Index immediately following the signature page.

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

By:	/s/ M. Kirk Scott
Name: M. Kirk Scott
Title: Chief Financial Officer and Treasurer

Dated: April 18, 2012

Exhibit List

(a)(1) Offer to Purchase, dated April 6, 2012*

(a)(2) Form of Letter of Transmittal*

(a)(3) Text of Letter to Stockholders of the Company dated April 6, 2012*

(a)(4) Text of E-mail to Financial Advisors*

(a)(5) Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on April 6, 2012*

(b)(1) Credit Agreement, dated September 27, 2011, among Dividend Capital Total Realty Operating Partnership, L.P., as the borrower, PNC Bank, National Association, as administrative agent, swing line lender and L/C issuer, and the lender parties thereto, filed as Exhibit (b)(1) to the Company’s Schedule TO, filed by the Company with the Securities and Exchange Commission on October 17, 2011*

(c)-(h) Not applicable

*Previously filed or incorporated by reference.